Nasdaq Regulation



Eun Ah Choi
Vice President
Listing Qualifications

By Electronic Mail

August 10, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 10, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Oxbridge Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, with each Unit consisting of one Class A ordinary share,
$0.0001 par value, and one redeemable warrant

Class A ordinary shares included as part of the units

Redeemable warrants included as part of the units

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi